UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K
_______________________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-36874
___________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

The Gannett Co., Inc.
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Gannett Co., Inc. Audit Committee and the Gannett Benefit Plans Committee
We have audited the accompanying statements of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of The Gannett Co., Inc. 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

McLean, Virginia
June 28, 2016

The Gannett Co., Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	Dec. 31, 2015	Dec. 31, 2014

ASSETS
Investments at fair value:
Gannett Co., Inc. common stock	$83,142,323	$348,812,452
Other investments	906,509,638	1,073,457,960
Investments at contract value:
Fully benefit-responsive investment contracts	120,080,269	170,835,292
Total investments	1,109,732,230	1,593,105,704
Receivables:
Employer contribution	4,242,036	7,433,993
Interest and dividends	42,340	2,277,571
Due from broker, net	—	2,149,112
Notes receivable from participants	14,457,276	20,120,167
Total receivables	18,741,652	31,980,843
Total assets	1,128,473,882	1,625,086,547

LIABILITIES
Other payables	584,383	450,570
Total liabilities	584,383	450,570

Net assets available for benefits	$1,127,889,499	$1,624,635,977
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
Dec. 31, 2015

Net assets available for benefits at beginning of year	$1,624,635,977

Additions to net assets:
Contributions:
Employer, net	34,011,227
Employee	66,447,616
Total contributions	100,458,843
Interest income on notes receivable from participants	703,621
Investment income:
Interest and dividends	19,086,346
Net appreciation in fair value of investments	20,856,182
Total investment income	39,942,528
Total additions	141,104,992

Deductions from net assets:
Benefits paid to participants	223,931,945
Administrative expenses	1,568,410
Transfers to TEGNA (Note 1)	412,351,115
Total deductions	637,851,470

Change in net assets	(496,746,478)

Net assets available for benefits at end of year	$1,127,889,499
The accompanying notes are an integral part of these financial statements.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of the former Gannett Co., Inc. and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan beginning on the first day of the first pay period following his or her employment date that is administratively practicable. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 29, 2015, the former Gannett Co., Inc. separated into two publicly traded companies - Gannett Co., Inc. (Gannett or the Company) and TEGNA Inc. Effective on the date of separation, Gannett became the sponsor of the Plan and its related trust. The Plan transferred approximately $412.3 million in assets and approximately 5,100 participants to the TEGNA 401(k) Savings Plan on June 10, 2015. As of the transfer date, employees of TEGNA Inc. and its affiliates ceased participating in the Plan.

Administration of Plan Assets

The assets of the plan, excluding receivables, Gannett and TEGNA stock, and the self-directed brokerage account, are held under a trust agreement (the Trust) with Northern Trust (the Trustee). Xerox HR Solutions, LLC served as the record-keeper until June 10, 2015. Effective June 10, 2015, Vanguard Fiduciary Trustee Company (Vanguard) was appointed as record-keeper of the Plan and trustee of the Gannett and TEGNA stock. Vanguard is also the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 50 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions. The employer match is generally 100 percent of the first 5 percent of compensation that a participant contributes, excluding catch-up contributions. Participant contributions are subject to IRS limitations. In 2015 and 2014, the Plan recognized additional employer contributions (transition credits) of $4.2 million and $7.4 million, respectively, for long-service employees whose benefit accruals under the Gannett Retirement Plan were frozen. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). Participants in certain operating units also receive a cash matching contribution as stipulated in the Plan document.

Participants are immediately vested in their contributions plus actual earnings thereon and generally become fully vested in the Company’s matching contribution after three years of service.

Employer Stock

The employer match is invested directly in Gannett company stock. All plan participants can transfer at any time between Gannett company stock and other investment options within the Plan. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights are to be exercised. Vanguard votes for uninstructed shares in the same proportion as instructed shares.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants’ accounts, generally bear interest at the prime rate plus 1%, and have maturities for a period not to exceed five years. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis. No allowance for credit losses have been recorded as of December 31, 2015 and 2014.

Payment of Benefits

Upon termination of employment, disability, or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Limited hardship withdrawals are also available for active employees.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

Plan Termination

Although the Company has not expressed any intent to amend, suspend, or terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate risk, market risk and credit risk, as well as valuation assumptions based on earnings, cash flows, and/or other such techniques. Due to the level of risk associated with certain investment securities and to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The fair value of the Plan’s investment in Gannett’s and TEGNA’s stock as of December 31, 2015 was approximately $83.1 million and $178.1 million, respectively, which exposes the plan to concentration risk.

Investment Valuation and Income Recognition

Investments are reported at fair value or contract value, depending on the relevant accounting guidance.

Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income on Plan investments is accrued when earned. Net appreciation in the fair value of investments consists of the gains or losses on investments bought and sold as well as held during the year.

The Plan invests in synthetic guaranteed investment contracts (synthetic GICs) that are fully benefit-responsive and reported at contract value. A synthetic GIC is an investment that includes a wrap contract (that provides a guaranteed credit rate) issued by an insurance company or other financial institution and paired with an underlying investment, usually a portfolio of high quality fixed income securities. At December 31, 2015 and 2014, the contract value of all of the Plan’s synthetic GICs was $120,080,269 and $170,835,292, respectively. The credit rates reset on a periodic basis to adjust for the difference between the fair value and contract value of the underlying assets. The average yield earned by the investment contracts was 1.65% and 1.58% during the years ended December 31, 2015 and 2014, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 1.17% and 1.15% during the years ended December 31, 2015 and 2014, respectively.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include, but are not limited to: (i) significant amendments to the Plan documents or Plan’s administration; (ii) changes to the Plan’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; and (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is not probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Circumstances that would allow such termination include, but are not limited to: (i) the Plan fails to furnish any information or documents required under the contract; or (ii) the Plan fails to qualify under applicable provisions of the Internal Revenue Code (IRC). Wrap contracts generally are evergreen contracts that contain termination provisions. However, guidelines are intended to result in contract value equaling fair value of the wrapped portfolio by such termination date.

Administrative Expenses

All administrative expenses are paid by the Plan.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

In 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (ASU 2015-07) and Accounting Standards Update 2015-12, (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-07 amends ASC 820, Fair Value Measurements and Disclosures, removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and requires retrospective adoption. ASU 2015-12 amends ASC 820, ASC 962, and ASC 965 by simplifying disclosures around fully benefit-responsive investment contracts and plan investments as well as allowing an alternative year-end measurement date as a practical expedient. Parts I and II are to be applied retroactively and Part III is to be applied prospectively. Both ASUs are effective for annual periods beginning after December 15, 2015, with early application permitted. The amendments have been adopted early by the Plan for the year ended December 31, 2015, and, therefore, disclosures and presentation included within these financial statements have been updated to reflect the new requirements, including reclassifying prior period amounts to reflect the revised presentation.

In January 2016, FASB issued amendments on certain aspects of recognition, measurement, presentation, and disclosure of financial instruments through Accounting Standards Update 2016-01, Financial Instruments (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments require changes to the accounting for equity investments, the presentation and disclosure requirements for financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, clarification was provided related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The amendments in this update are effective for employee benefit plans for fiscal years beginning after December 15, 2018. Early adoption is permitted for portions of the standard. Management is currently evaluating the implications of ASU 2016-01 and its effect on the Plan’s financial statements.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2014, stating the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated on January 19 and May 28, 2015 and subsequently amended on June 26, December 9, and December 17, 2015. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.

The plan administrator has analyzed the tax positions taken by the Plan and has concluded as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE 4 - RELATED PARTIES

The Plan makes certain investments which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

At December 31, 2015 and 2014, the Plan held 5,016,465 and 10,924,286 shares of Gannett Co., Inc. common stock, respectively. Dividends earned by the Plan on the Company’s common stock were $5,922,573 for the year ended December 31, 2015. Shares held on December 31, 2014 represented shares of our former parent prior to the separation of Gannett Co., Inc. from TEGNA Inc. As a result of the separation on June 29, 2015, each holder of our former parent’s common stock received one share of Gannett Co., Inc. common stock for every two shares of our former parent’s common stock. The Plan also owns investments sponsored by Northern Trust, the Trustee, and Vanguard, the record-keeper. Vanguard is also a beneficial owner of Gannett Co., Inc. common stock as of December 31, 2015.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

NOTE 5 – FAIR VALUE MEASUREMENTS

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and requires disclosures regarding fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1	Quoted prices for identical instruments in active markets;

Level 2
Observable inputs, other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets;

Level 3	Unobservable inputs where valuation models are supported by little or no market activity that one or more significant inputs are unobservable and require us to develop relevant assumptions.

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage account: Consists entirely of actively traded mutual funds valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Investments measured at net asset value: As permitted by U.S. generally accepted accounting principles, the Plan uses net asset values as a practical expedient to determine the fair value of certain investments. These investments measured at net asset value have not been classified in the fair value hierarchy. The amounts presented in the table below are intended to permit reconciliation to the amounts presented in the statement of net assets available for benefits. Investment transactions may occur daily and investments are redeemable at any time.

The methods described above may produce a fair value calculation not indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$83,142,323	$—	$83,142,323
Common stock	221,063,014	—	221,063,014
Mutual funds	363,838,842	—	363,838,842
Liquidity fund	—	8,025,554	8,025,554
Self-directed brokerage account	11,776,073	—	11,776,073
Total assets at fair value excluding those measured at net asset value	$679,820,252	$8,025,554	$687,845,806
Investments measured at net asset value using the practical expedient
Target date funds (a)			190,207,474
Common collective funds (b)			111,598,681
Total assets at fair value			$989,651,961
(a) Target date funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout varying retirement dates or the year in which one expects to start drawing on their retirement assets and share the common goal of first growing and then latter preserving principal.
(b) The objective of these funds held by the Plan is to provide a rate of return consistent with various U.S. equity indexes.

The Gannett Co., Inc. 401(k) Savings Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Total

Common stock - Gannett Co., Inc.	$348,812,452	$—	$348,812,452
Common stock	62,876,345	—	62,876,345
Mutual funds	552,034,933	—	552,034,933
Liquidity fund	—	13,829,787	13,829,787
Self-directed brokerage account	20,381,278	—	20,381,278
Total assets at fair value excluding those measured at net asset value	$984,105,008	$13,829,787	$997,934,795
Investments measured at net asset value using the practical expedient
Target date funds (a)			265,090,744
Common collective funds (b)			159,244,873
Total assets at fair value			$1,422,270,412
(a) Target date funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout varying retirement dates or the year in which one expects to start drawing on their retirement assets and share the common goal of first growing and then latter preserving principal.
(b) The objective of these funds held by the Plan is to provide a rate of return consistent with various U.S. equity indexes.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits as of December 31, 2015 per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$1,127,889,499
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	360,698
Net assets available for benefits per the Form 5500	$1,128,250,197

 A reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (d) of Form 5500 Schedule H. Part II, for the year ended December 31, 2015 is presented below.

Total additions reported in the financial statements	$141,104,992
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	(1,589,389)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2015	360,698
Total additions reported on the Form 5500	$139,876,301

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
GANNETT CO., INC., COMPANY STOCK *	Employer securities	$50,250,655	$83,142,323

NOTES RECEIVABLE FROM PARTICIPANTS *	Interest rates ranging from 4.0-4.5%; maximum credit term of 60 months		14,457,276

ADR ALIBABA GROUP HLDG LTD-SP A	Common Stock		364,415
MOBILEYE NV EUR0.01	Common Stock		335,703
AMERICAN TOWER CORP	Common Stock		487,659
UBS GROUP AG COMMON STOCK	Common Stock		469,703
ADR BP P L C SPONSORED ADR	Common Stock		520,229
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	Common Stock		747,918
ATLASSIAN CORPORATION PLC COM USD0.1 CL A	Common Stock		33,088
AVAGO TECHNOLOGIES LTD NPV STOCK MERGER BROADCOM LTD 2215AK1 02-01-2016	Common Stock		384,648
ABBOTT LAB COM	Common Stock		339,340
ADOBE SYS INC COM	Common Stock		666,316
AECOM	Common Stock		346,096
ALEXION PHARMACEUTICALS INC COM	Common Stock		544,591
ALLERGAN PLC. COMMON STOCK	Common Stock		384,375
ALPHABET INC CAP STK CL A CAP STK CL A	Common Stock		665,977
ALPHABET INC CAP STK CL C CAP STK CL C	Common Stock		694,375
AMAZON COM INC COM	Common Stock		1,294,329
AMERICAN INTERNATIONAL GROUP INC COM	Common Stock		614,866
APPLE INC COM STK	Common Stock		827,344
AVNET INC COM	Common Stock		606,657
AXIS CAPITAL HOLDINGS LTD COM USD0.0125	Common Stock		489,002
BAKER HUGHES INC COM	Common Stock		151,234
BANK OF AMERICA CORP	Common Stock		669,834
BAXTER INTL INC COM	Common Stock		305,200
BIOMARIN PHARMACEUTICAL INC COM	Common Stock		155,045
BOSTON SCIENTIFIC CORP COM	Common Stock		359,801
BRISTOL MYERS SQUIBB CO COM	Common Stock		639,747
CELGENE CORP COM	Common Stock		720,716
CIGNA CORPORATION	Common Stock		285,782
CITIGROUP INC COM NEW COM NEW	Common Stock		630,677
CONCHO RES INC COM STK	Common Stock		104,003
COSTAR GROUP INC COM	Common Stock		248,235
COSTCO WHOLESALE CORP NEW COM	Common Stock		314,925
CVS HEALTH CORP COM	Common Stock		378,859
DANAHER CORP COM	Common Stock		411,737
DELPHI AUTOMOTIVE PLC	Common Stock		257,190
DELTA AIR LINES INC DEL COM NEW COM NEW	Common Stock		410,741
DEXCOM INC COM	Common Stock		242,015
DOLLAR TREE INC COM STK	Common Stock		146,718

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
DOVER CORP COM	Common Stock		260,568
ECOLAB INC COM STK USD1	Common Stock		410,510
EDWARDS LIFESCIENCES CORP COM	Common Stock		257,475
EXXON MOBIL CORP COM	Common Stock		516,575
FACEBOOK INC CL A CL A	Common Stock		939,847
FIRST DATA CORP NEW COM CL A COM CL A	Common Stock		384,480
FORD MTR CO DEL COM PAR $0.01	Common Stock		476,242
FRKLN RES INC COM	Common Stock		470,817
GENERAL ELECTRIC CO	Common Stock		267,890
GENWORTH FINL INC COM CL A COM CL A	Common Stock		91,691
GILEAD SCIENCES INC	Common Stock		353,861
GOLDMAN SACHS GROUP INC COM	Common Stock		465,895
HEWLETT PACKARD ENTERPRISE CO COM	Common Stock		306,143
HILTON WORLDWIDE HLDGS INC COM	Common Stock		194,440
HOME DEPOT INC COM	Common Stock		556,111
HP INC COM	Common Stock		238,469
INTEL CORP COM	Common Stock		434,380
INTERPUBLIC GROUP COMPANIES INC COM	Common Stock		347,198
INTUIT COM	Common Stock		361,875
JPMORGAN CHASE & CO COM	Common Stock		527,051
L BRANDS INC COM	Common Stock		301,833
LAMAR ADVERTISING CO NEW CL A CL A	Common Stock		611,316
LENDINGCLUB CORP COM	Common Stock		124,865
LINKEDIN CORP CL A	Common Stock		572,829
LULULEMON ATHLETICA INC COM	Common Stock		194,139
MASTERCARD INC CL A	Common Stock		571,114
MEDTRONIC PLC COMMON STOCK	Common Stock		333,448
METLIFE INC COM STK USD0.01	Common Stock		410,653
MICROSOFT CORP COM	Common Stock		255,208
MICROSOFT CORP COM	Common Stock		492,940
MOODYS CORP COM	Common Stock		120,408
MORGAN STANLEY COM STK USD0.01	Common Stock		437,833
NETFLIX INC COM STK	Common Stock		246,946
NEWS CORP NEW CL A CL A	Common Stock		235,042
NEWS CORP NEW CL B CL B	Common Stock		305,501
NIKE INC CL B	Common Stock		694,625
OMNICOM GROUP INC COM	Common Stock		493,303
ON SEMICONDUCTOR CORP COM	Common Stock		419,009
ORACLE CORP COM	Common Stock		455,821
PALO ALTO NETWORKS INC COM USD0.0001	Common Stock		211,368
PARKER-HANNIFIN CORP COM	Common Stock		332,544
PAYPAL HLDGS INC COM	Common Stock		241,707
PNC FINANCIAL SERVICES GROUP COM STK	Common Stock		379,143
PPG IND INC COM	Common Stock		341,917

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
QUINTILES TRANSNATIONAL HLDGS INC COM	Common Stock		404,682
REGENERON PHARMACEUTICALS INC COM	Common Stock		146,575
SALESFORCE COM INC COM STK	Common Stock		469,616
SBA COMMUNICATIONS CORP CL A COM	Common Stock		397,795
SCHWAB CHARLES CORP COM NEW	Common Stock		283,198
SERVICENOW INC COM USD0.001	Common Stock		295,602
SHERWIN-WILLIAMS CO COM	Common Stock		327,096
STANLEY BLACK & DECKER INC COM	Common Stock		375,903
STAPLES INC COM	Common Stock		229,212
STARBUCKS CORP COM	Common Stock		457,729
STATE STR CORP COM	Common Stock		329,477
SUPERIOR ENERGY SVCS INC COM	Common Stock		229,408
TEGNA INC COM	Common Stock		178,145,839
TEREX CORP NEW COM	Common Stock		272,839
TESLA MTRS INC COM	Common Stock		194,408
THE PRICELINE GROUP INC	Common Stock		428,383
ULTA SALON COSMETICS & FRAGRANCE INC COMSTK	Common Stock		352,425
UNDER ARMOR INC CL A	Common Stock		161,220
UNITEDHEALTH GROUP INC COM	Common Stock		663,725
VERTEX PHARMACEUTICALS INC COM	Common Stock		291,045
VISA INC COM CL A STK	Common Stock		1,145,103
VOYA FINL INC COM	Common Stock		339,978
WAL-MART STORES INC COM	Common Stock		392,872
WALT DISNEY CO	Common Stock		442,177
WORKDAY INC CL A COM USD0.001	Common Stock		186,531
ZOETIS INC COM USD0.01 CL 'A'	Common Stock		206,056
	Total Common Stock		$221,063,014

VANGUARD *	Self-Directed Brokerage Account		$11,776,073

AMERICAN EUROPACIFIC GRTH-R6	Value of Interest in Registered Investment Companies		$57,999,573
DELAWARE POOLED TR DPT LARGE CAP GROWTH EQUITY PORTFOLIO	Value of Interest in Registered Investment Companies		25,802,782
DODGE & COX BALANCED FD COM	Value of Interest in Registered Investment Companies		76,484,030
DREYFUS CASH MGMT INSTL SHS	Value of Interest in Registered Investment Companies		27,531,847
DODGE & COX INC FD	Value of Interest in Registered Investment Companies		54,172,142
VANGUARD INSTL INDEX FD SH BEN INT *	Value of Interest in Registered Investment Companies		94,388,600
CAP INTL EMERGING MKTS GROWTH FD INC15	Value of Interest in Registered Investment Companies		2,503,224
ALLIANZ FDS ALLIANZGI NFJ DIVID VALUE FD INSTL CL	Value of Interest in Registered Investment Companies		17,715,469
WT MUT FD CRM SMALL/MID CAP VALUE FDINSTL CL	Value of Interest in Registered Investment Companies		2,618,671
WASATCH SMALL CAP GROWTH FD	Value of Interest in Registered Investment Companies		2,760,701
GMO TRUST BENCHMARK FREE ALLOCATION R6 GBMRX	Value of Interest in Registered Investment Companies		1,861,803
	Total Value of Interest in Registered Investment Companies		$363,838,842

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2005	Value of Interest in Common/Collective Trusts		$1,551,819
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2010	Value of Interest in Common/Collective Trusts		1,406,187
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2015	Value of Interest in Common/Collective Trusts		10,333,285
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2020	Value of Interest in Common/Collective Trusts		36,035,106
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2025	Value of Interest in Common/Collective Trusts		43,985,171
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2030	Value of Interest in Common/Collective Trusts		32,618,296
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2035	Value of Interest in Common/Collective Trusts		24,516,623
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2040	Value of Interest in Common/Collective Trusts		16,774,070
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2045	Value of Interest in Common/Collective Trusts		13,524,938
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2050	Value of Interest in Common/Collective Trusts		6,833,818
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2055	Value of Interest in Common/Collective Trusts		2,193,878
ALLIANCE BERNSTEIN GANNETT CO., INC. RETIREMENT STRATEGY 2060	Value of Interest in Common/Collective Trusts		434,283
BLACKROCK RUSSELL 1000 GROWTH NON LENDABLE FD F FUND F	Value of Interest in Common/Collective Trusts		47,324,909
BLACKROCK RUSSELL 1000 VALUE NON LENDABLE FD F FUND F	Value of Interest in Common/Collective Trusts		31,655,236
BLACKROCK US DEBT INDEX NON LENDABLEFUND F	Value of Interest in Common/Collective Trusts		8,626,020
BLACKROCK RUSSELL 2500 INDEX NL FUND F	Value of Interest in Common/Collective Trusts		5,619,515
BARCLYS GLBL INVS N A INVT FDS FOR EMPL BNFT TRS ACWI EX-US INDEX NON LNDBL	Value of Interest in Common/Collective Trusts		4,475,924
CENTERSQUARE EB US REAL ESTATE SECURITIES FUND - 6751	Value of Interest in Common/Collective Trusts		9,759,534
NTGI COLTV GOVT STIF REGI STERED *	Value of Interest in Common/Collective Trusts		8,025,555
NT Collective S&P500 Index Fund Non-Lending *	Value of Interest in Common/Collective Trusts		4,137,541
Prudential Insurance Company GA-62387 (1.73%)	Wrap Contract		(111,739)
Dwight 2015	Value of Interest in Common/Collective Trusts		267,174
Dwight 2016	Value of Interest in Common/Collective Trusts		8,197,551
Dwight 2017	Value of Interest in Common/Collective Trusts		9,024,583
Dwight 2018	Value of Interest in Common/Collective Trusts		10,310,427

The Gannett Co., Inc. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
Dwight 2019	Value of Interest in Common/Collective Trusts		6,576,509
Dwight Intermediate Core Funds	Value of Interest in Common/Collective Trusts		14,583,561
State Street Bank 107094 (1.79%)	Wrap Contract		(124,346)
Dwight 2015	Value of Interest in Common/Collective Trusts		212,277
Dwight 2016	Value of Interest in Common/Collective Trusts		5,334,717
Dwight 2017	Value of Interest in Common/Collective Trusts		6,369,083
Dwight 2018	Value of Interest in Common/Collective Trusts		7,430,019
Dwight 2019	Value of Interest in Common/Collective Trusts		5,608,155
Dwight Intermediate Core Funds	Value of Interest in Common/Collective Trusts		10,748,044
Monumental AEGON MDA00961TR State (1.79%)	Wrap Contract		(124,612)
Dwight 2015	Value of Interest in Common/Collective Trusts		212,732
Dwight 2016	Value of Interest in Common/Collective Trusts		5,346,159
Dwight 2017	Value of Interest in Common/Collective Trusts		6,382,743
Dwight 2018	Value of Interest in Common/Collective Trusts		7,445,954
Dwight 2019	Value of Interest in Common/Collective Trusts		5,620,183
Dwight Intermediate Core Funds	Value of Interest in Common/Collective Trusts		10,771,096
	Total Value of Interest in Common/Collective Trusts		$429,911,978

	Total investments and participant loans		$1,124,189,506
* Indicates party-in-interest to the Plan
** Cost information for participant directed investments is not required.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc. 401(k) Savings Plan, by Gannett Co., Inc. as Plan Administrator
	By:	/s/ David Harmon
Date: June 28, 2016		David Harmon, Chief People Officer

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm